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
FORM 4                                        U.S. SECURITIES AND EXCHANGE COMMISSION
                                                       Washington, D.C. 20549

/ / Check this box if                       STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
no longer subject to
Section 16.  Form 4 or
Form 5 obligations may            Filed pusuant to Section 16(a) of the Securities Exchange Act of 1934,
continue.                           Section 17(a) of the Public Utility Holding Company Act of 1935
See Instruction 1(b).                     or Section 30(f) of the Investment Company Act of 1940


1. Name and Address of Reporting Person*     2. Issuer Name and Ticker or Trading         6. Relationship of Reporting Person to
                                             Symbol                                       Issuer (Check all applicable)
Friedler           Jack                       Lexington Healthcare Group, Inc. (LEXI)

(Last)            (First)       (Middle)     3. IRS Identifi-    4. Statement for         _X_ Director          _X_ 10% Owner
                                             cation Number of       Month/Year
                                             Reporting Person,       March, 1998          _X_ Officer           ___ Other
                                             if an entity                                 (give title           (specify below)
4747 Collins Avenue                          (Voluntary)                                   below)
                 (Street)                                                                    CEO and Chairman of the Board
Miami Beach         FL       33140
(City)            (State)    (Zip)
                                                                 5. If Amendment,         7. Individual or Joint/Group Filing
                                                                 Date of Original            (Check Applicable Line)
                                                                 Month/Year               _X_ Form filed by One Reporting Person
                                                                    April 9, 1998         ___ Form filed by More than One
                                                                                              Reporting Person
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
                                  Table 1 -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security              2. Trans-    3.        4. Securities            5. Amount of       6. Owner-     7. Nature of
(Instr. 3)                        action       Trans-    Acquired (A)             Securities         ship Form:    Indirect
                                  Date         action    or Disposed of (D)       Beneficially       Direct        Beneficial
                                               Code      (Instr. 3,4 and 5)       Owned at End of    (D) or        Ownership
                                  (Month       (Instr.8)           (A)            Month              Indirect
                                   /Day/                            or                               (I)
                                   Year)       Code  V    Amount   (D) Price      (Instr.3 and 4)    (Instr. 4)    (Instr. 4)
Common Stock                      5/13/97      J(1)      1,846,500  A  (1)                            D
Common Stock                      5/22/97      J(2)        108,000  A  (2)                            D
Common Stock                      5/22/97      J(3)         72,000  A  (3)         2,026,500          D




*If the form is filed by more than one reporting person, see Instruction 4(b)(v).
 Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
                                                                                                                         (OVER)
                                                     (Print or Type Response)
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                                      Page 1 of 3

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

FORM 4 (continued)
                          Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                  (e.g., puts, calls, warrants, options, convertible securities)

1. Title of     2.Con-    3.Tran-  4.Tran- 5. Number    6.Date         7.Title and         8.Price   9.Number   10.Own-   11.Na
Derivative      version   saction  saction of Deriv-    Exer-          Amount of           of        of         ship      ture
Security        or        Date     Code    ative        cisable and    Underlying          Deriv-    Deriv-     Form      of In-
(Instr.3)       Exercise (Month/  (Instr.  Securities   Expiration     Securities          ative     ative      of        direct
                Price      Day/    8)      Acquired     Date           (Instr.3 and 4)     Secur-    Secur-     Deriv-    Bene-
                of        Year)            (A) or       (Month/Day                         ity       ities      ative     ficial
                Deriv-                     Disposed      Year)                             (Instr.5) Bene-      Secur-    Own-
                ative                      of (D)                                                    ficially   ity:      ship
                Security                   (Inst.3,4,                                                Owned      Direct   (Instr.
                                            and 5)                                                   at End     (D) or    4)
                                                                                                     of         Indirect
                                                                                                     Month      (I)
                                                                                                     (Instr.4)  (Instr.4)
                                   Code V   (A)   (D)   Date   Expir-  Title     Amount
                                                        Exer-  ation             or
                                                        cisableDate              Number
                                                                                 of
                                                                                 Shares
Employee Stock
Option (right
to buy)         $2.625    12/17/97 A        60,000      (4)    12/16/03Common    60,000              60,000     D
                                                                       Stock

Explanation of Responses:  See Page 3.

                                                                              By: /s/ Jack Friedler                    5/13/98
                                                                              ** Signature of Reporting Person         Date
                                                                              Name:   Jack Friedler


** Intentional misstatements or omissions of facts constitute Federal
   Criminal Violations.
   See 18 U.S.C 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

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                                      Page 2 of 3

FORM 4
(continued)


Item 1:    Jack Friedler
           4747 Collins Avenue
           Miami Beach, FL 33140

Item 2:    Lexington Healthcare Group, Inc. (LEXI)

Item 4:    March, 1998


Explanation of Responses:

(1) The reporting person acquired these shares of Common Stock from the Issuer in exchange for a 75% interest in Lexington Health Care Group, LLC owned by the reporting person and his wife.

(2) The reporting person acquired these shares of Common Stock from the Issuer in exchange for a 25% interest in Professional Relief Nurses, Inc.

(3) The reporting person acquired these shares of Common Stock from the Issuer in exchange for a 24% interest in BALZ Medical Services, Inc.

(4) The option becomes exercisable in three equal annual installments beginning on December 17, 1998.


                                      Page 3 of 3